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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                            U.S. WIRELESS DATA, INC.
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                               (Name of Issuer)


                        No Par value Class A Common Stock
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                        (Title of Class of Securities)

                                   912 899 101
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                                (CUSIP Number)


   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                  May 17, 1999
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 912 899 101                                                Page 2 of 7

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   1  NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Liviakis Financial Communications, Inc. 68-0311399
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) X
      (b)
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
            00, WC
--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
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                      7   SOLE VOTING POWER
                          498,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            498,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      498,000
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) X

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No. 912 899 101                                                Page 3 of 7

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS. (ENTITIES ONLY).

      John M. Liviakis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) X
      (b)
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
            PF, 00
--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
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                      7   SOLE VOTING POWER
                          3,467,923
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          498,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,467,923
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          498,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,965,923
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 912 899 101                                                Page 4 of 7

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Renee A. Liviakis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) X
      (b)
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
            00
--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          498,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          498,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      498,000
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) X

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------

3.      Source and Amount of Funds or Other Consideration.

        Pursuant to a Consulting Agreement dated as of July 25, 1997 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation has issued an aggregate of 300,000 shares of the Corporation's Common Stock. Seventy-five percent of the shares so issued, or 225,000 shares, have been issued to LFC. Under the Consulting Agreement, LFC agreed to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is filed as Exhibit 1 to Schedule 13D.

        In addition, JML purchased shares of Common Stock and warrants to purchase shares of Common Stock from the Corporation in private transactions. Pursuant to a Subscription Agreement between the Corporation and JML entered into August 6, 1997 (the "JML Subscription Agreement"), on August 6, 1997 JML purchased, for an aggregate purchase price of $375,000, 2,625,000 shares of Common Stock and warrants first exercisable on January 15, 1998 and expiring August 1, 2002 to purchase up to 1,200,000 additional shares of Common Stock at an exercise price of One Cent ($0.01) per share ("Warrants"). On May 12, 1998, JML exercised all 1,200,000 Warrants and thereby purchased 1,200,000 shares of Common Stock. Copies of the JML Subscription Agreement and the certificate representing Warrants are filed as Exhibits 2 and 4 to the Schedule 13D, respectively.

        By letter dated October 20, 1997 from JML and RBP to the Corporation (the "October 20 Letter"), JML agreed to certain modifications in the terms of the Warrants and the JML Subscription Agreement, which resulted in a postponement of the date on which the Warrants were first exercisable to February 6, 1998. A copy of the October 20 Letter is filed as Exhibit 6 to the
Schedule 13D.

        On July 16, 1998, the Corporation and LFC completed the execution and delivery of a second Consulting Agreement dated and effective as of June 30, 1998 (the "Extended Consulting Agreement"). Pursuant to the Extended Consulting Agreement, the Corporation on September 8, 1998, delivered an aggregate of 290,000 shares of the Corporation's Common Stock. Seventy-five percent of such shares, or 217,500, were issued to LFC. Under the Extended Consulting Agreement, LFC undertakes to continue performance of certain investor communications, financial and investor public relations, and related services for the Corporation through March 15, 1999. A copy of the Extended Consulting Agreement is filed as Exhibit 7 to Schedule 13D.

        In September and December 1998, JML purchased 30,000 and 56,000 shares of Common Stock, respectively, in open market transactions. In December 1998 and January 1999, LFC purchased 40,500 and 15,000 shares of Common Stock, respectively, in open market transactions.

         On May 17, 1999, JML transferred 443,077 shares of Common Stock pursuant to an undertaking to transfer a portion of his holdings of Common Stock to an investment banking firm if that firm successfully completed a financing for the Corporation. JML received no other consideration in connection with the transfer.

        This Amendment No. 6 to Schedule 13D reports 3,467,923 shares of the Corporation's Common Stock owned by JML and 498,000 shares of the Corporation's Common Stock owned by LFC.

        The 442,500 shares of Common Stock which LFC has received pursuant to the Consulting Agreement and the Extended Consulting Agreement have been issued by the Corporation to LFC in consideration of services rendered by LFC. 55,500 shares of Common Stock owned by LFC were purchased by LFC in open market transactions at an aggregate cost of $160,093. The source of funds used in purchasing such securities was LFC's working capital.

        2,625,000 shares of Common Stock owned by JML were acquired, together with 1,200,000 Warrants, by JML from the Corporation at an aggregate cost of Three Hundred Seventy-Five Thousand Dollars ($375,000). The 1,200,000 Warrants were exercised for an aggregate exercise price of Twelve Thousand Dollars ($12,000) to purchase 1,200,000 shares of Common Stock. 86,000 shares of Common Stock owned by JML were purchased by JML in open market transactions at an aggregate cost of $285,017. The source of funds used in purchasing such securities was JML's personal funds. 443,077 shares of Common Stock were disposed of by JML without receipt of consideration.


5.      INTEREST IN SECURITIES OF THE ISSUER.

        JML has the sole power to direct the vote or disposition of the 3,467,923 shares of Common Stock of the Corporation owned by JML. LFC has the sole power to direct the vote or disposition of the 498,000 shares of Common Stock of the Corporation owned by LFC. LFC's power to direct the vote or disposition of shares will be exercised through its officers and directors. LFC disclaims any beneficial interest in any shares of Common Stock owned by JML.

        The 3,467,923 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 20.0% of that class of securities. The 498,000 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 2.9% of that class of securities. The 3,965,923 shares of Common Stock which JML and LFC in the aggregate own, and as to which JML or LFC has the sole power to direct the vote or disposition, represent approximately 22.9% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 17,330,783 shares of Common Stock which the Corporation reported were outstanding on March 31, 1999 in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999.

        During the past sixty days, LFC, JML and RAL have not engaged in any transactions in Common Stock, except for JML's disposition of 443,077 shares of Common Stock discussed in Item 3.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 1999                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By:/s/ John M. Liviakis
                                       ----------------------------------
                                           John M. Liviakis, President



                                         /s/ John M. Liviakis
                                    -------------------------------------
                                             John M. Liviakis



                                         /s/ Renee A. Liviakis
                                    -------------------------------------
                                             Renee A. Liviakis